Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Crown Castle International Corp.:

We consent to the use of our report dated February 15, 2011 with respect to the consolidated balance sheet of Crown Castle International Corp. as of December 31, 2010, and the related consolidated statements of operations and comprehensive income (loss), cash flows, and redeemable convertible preferred stock and equity for each of the years in the two-year period ended December 31, 2010, and the related financial statement schedule for 2010 and 2009, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

January 18, 2013